GLADSTONE CAPITAL CORPORATION

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

March 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Gladstone Capital Corporation

Registration Statement on Form N-14, File No. 333-262928

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gladstone Capital Corporation, a Maryland corporation, respectfully requests acceleration of the effective date of its Registration Statement on Form N-14 (File No. 333-262928) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m., Eastern time, on March 25, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Proskauer Rose LLP at (202) 416-6860 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gladstone Capital Corporation

By:	/s/ Nicole Schaltenbrand
	Name:	Nicole Schaltenbrand
	Title:	Chief Financial Officer and Treasurer